EXHIBIT 1

TRANSACTIONS IN SHARES

Icahn Partners LP
Date	Nature of Transaction	Shares	Price Per Share ($)
1/12/26	Open market sale	(25,793)	$81.68
1/13/26	Open market sale	(144,812)	$81.90
1/14/26	Open market sale	(98,803)	$82.97
1/15/26	Open market sale	(130,365)	$85.68
1/16/26	Open market sale	(148,899)	$86.16
1/20/26	Open market sale	(69,717)	$85.21
1/21/26	Open market sale	(102,025)	$84.42

Icahn Partners Master Fund LP
Date	Nature of Transaction	Shares	Price Per Share ($)
1/12/26	Open market sale	(19,949)	$81.68
1/13/26	Open market sale	(110,677)	$81.90
1/14/26	Open market sale	(75,513)	$82.97
1/15/26	Open market sale	(99,635)	$85.68
1/16/26	Open market sale	(113,801)	$86.16
1/20/26	Open market sale	(53,283)	$85.21
1/21/26	Open market sale	(77,975)	$84.42